TRAIL ONE, INC.
1844 South 3850 West
Salt Lake City, UT 84104

July 7, 2011

United States Securities and Exchange Commission
Washington D.C. 20549

RE:	TRAIL ONE, INC.
Amendment No. 6 to Registration Statement on Form S-1
File No. 333-170781

Attention:  Tonya Bryan of Julie F. Rizzo’s office

To Whom It May Concern:

In response to your letter dated May 20, 2011, TRAIL ONE, INC. wishes to address the following comments.

1. We acknowledge the commission’s comments and have made changes to the date on the signatory page as requested by the Commission in oral comments.  In addition, we have included on, or about, pages 1 and 22, as per the Commission’s oral comments, the following declaration:

On, or about, page 1.

The Company does not expect to run out of money, as Mr. Montrone has agreed to fund the Company, through an oral agreement until such time as the Company raises $75,000. Mr. Montrone, however, is under no legal obligation and/or duty to do so.  Additionally, although there is an oral agreement between the Company and Mr. Montrone to fund the Company until such time as the Company raises $75,000, Mr. Montrone has not agreed to fund any specific amount to the Company.

On, or about, page 22.

The Company has an oral agreement with Mr. Montrone for him to continue to fund the Company until such time as the Company raises $75,000. Mr. Montrone, however, is under no legal duty and/or obligation to do so. Additionally, although there is an oral agreement between the Company and Mr. Montrone to fund the Company until such time as the Company raises $75,000, Mr. Montrone has not agreed to fund any specific amount to the Company.

Closing Comments

Based on the Company’s amendments to its S-1 filing dated June, 2011 and the Company’s responses to the Staff’s comment letters, the Company believes that it has completed its response to the Commissions comments.  Please review this letter and the submissions as stated and advise whether comments will be closed.

The Company does not expect to run out of money, as Mr. Montrone has agreed to fund the Company, through an oral agreement until such time as the Company raises $75,000. Mr. Montrone, however, is under no legal obligation and/or duty to do so.  Additionally, although there is an oral agreement between the Company and Mr. Montrone to fund the Company until such time as the Company raises $75,000, Mr. Montrone has not agreed to fund any specific amount to the Company.

Sincerely,

/s/ Ralph Montrone

Ralph Montrone
Chief Executive Officer
TRAIL ONE, INC.